Registration No. 333 -
As filed with  the Securities and Exchange Commission on November 21, 2008
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                         BRITISH AMERICAN TOBACCO P.L.C.
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                                England and Wales
            (Jurisdiction of incorporation or organization of issuer)

                          -----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive
                                    offices)

                                  ------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number, including area code, of agent for service)

                          -----------------------------

                                   Copies to:

        Philip J. Boeckman                          Herman H. Raspe, Esq.
    Cravath, Swaine & Moore LLP               Patterson Belknap Webb & Tyler LLP
             CityPoint                           1133 Avenue of the Americas
       One Ropemaker Street                        New York, New York 10036
          London EC2Y 9HR

                          -----------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          -----------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
      Title of Each Class of              Amount to be        Aggregate Price      Aggregate Offering        Amount of
   Securities to be Registered             Registered             Per Unit*              Price**          Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each         200,000,000 ADSs           $5.00            $10,000,000.00           $393.00
representing two Ordinary Shares of
British American Tobacco p.l.c.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PART I

                     INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The electronic information delivery system the Company intends to use for the publication of such reports is the Regulatory News Servuce (RSN) (or any successor thereof). As of the date hereof the Company's internet website is www.bat.com. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Amended and Restated Deposit Agreement, by and among British American Tobacco p.l.c. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among British American Tobacco p.l.c., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ___ day of November 2008.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement under which
                                    American Depositary Shares registered
                                    hereunder are to be issued, each American
                                    Depositary Share representing two Ordinary
                                    Shares, nominal value 25 Pence per share, of British American Tobacco p.l.c..

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        ----------------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, British American Tobacco p.l.c. has caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on November __, 2008.

                                                 BRITISH AMERICAN TOBACCO P.L.C.


                                                 By: /s/ Paul Nicholas Adams
                                                     ---------------------------
                                                     Name:  Paul Nicholas Adams
                                                     Title: Director

                        POWERS OF ATTORNEY AND SIGNATURES

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jan Petrus du Plessis, Paul Nicholas Adams, John Benedict Stevens, Nicandro Durante, Nicola Snook and Geoffrey Charles William Cunnington to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November __, 2008.

Signature                                                       Title
---------                                                       -----


/s/ Jan Petrus du Plessis                                       Chairman
-------------------------------------------------
Name: Jan Petrus du Plessis


/s/ Paul Nicholas Adams                                         Executive Director - Chief Executive (Principal
-------------------------------------------------               Executive Officer)
Name: Paul Nicholas Adams


/s/ John Benedict Stevens                                       Executive Director - Finance Director (Principal
-------------------------------------------------               Financial and Accounting Officer)
Name: John Benedict Stevens


/s/ Nicandro Durante                                            Executive Director - Chief Operating Officer
-------------------------------------------------
Name: Nicandro Durante


Signature                                                       Title
---------                                                       -----


/s/ Karen Maria Alida de Segundo                                Non-Executive Director
-------------------------------------------------
Name:  Karen Maria Alida de Segundo


                                                                Non-Executive Director
-------------------------------------------------
Name:  Robert Earl Lerwill


/s/ Ana Maria Llopis                                            Non-Executive Director
-------------------------------------------------
Name:  Dr. Ana Maria Llopis


/s/ Christine Jacqueline Michelle Morin-Postel                  Non-Executive Director
-------------------------------------------------
Name:  Christine Jacqueline Michelle Morin-Postel


/s/ Anthony Ruys                                                Non-Executive Director
-------------------------------------------------
Name:  Anthony Ruys


                                                                Non-Executive Director
-------------------------------------------------
Name:  Sir Nicholas Scheele


/s/ Matthys Hendrik Visser                                      Non-Executive Director
-------------------------------------------------
Name:  Matthys Hendrik Visser


            SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

      Pursuant to the Securities Act of 1933, the undersigned, the duly acknowledged representative in the United States of British American Tobacco plc, has signed this registration statement in New York, New York, on November ___, 2008.

Cravath, Swaine & Moore LLP


By: /s/ Sarkis Jebejian
    -----------------------
Name: Sarkis Jebejian

                                Index to Exhibits

                                                                   Sequentially
Exhibit        Document                                            Numbered Page
-------        --------                                            -------------
(a)            Form of Amended and Restated Deposit Agreement

(d)            Opinion of counsel to the Depositary